

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2018

Jianhong Yin
Chairman
Sunlands Online Education Group
Building 4-6, Chaolai Science Park, No. 36
Chaoyang District, Beijing, 100012
Peoples Republic of China

> **Re: Sunlands Online Education Group**
> **Registration Statement on Form F-1**
> **Filed on February 23, 2018**
> **File no. 333-223190**

Dear Mr. Yin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, file no. 333-223190

The Offering, page 8

1.   We note that you have adopted a triple-class ordinary share structure that will become effective upon the completion of this offering. With a view towards disclosure, please advise us why the Board determined to adopt this triple-class structure in connection with Sunlands' initial public offering.

Corporate Structure, page 65

2.   Please revise to disclose the respective voting and economic interests of the Series A,

Series B, and Series C shareholders following the completion of the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Terry French, Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

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